Item 77C - Results of the Annual Meeting of
Shareholders:

The Annual Meeting of Shareholders was held on May
8, 2017 in Los Angeles, California. The voting result for the proposal considered at the Annual Meeting of Shareholders is as follows:

Election of Directors. The shareholders of the Fund elected J. Richard Atwood, Sandra Brown, Mark L.
Lipson, Alfred E. Osborne, Jr., A. Robert Pisano, Patrick
B. Purcell and Allan M. Rudnick to serve on the Board of Directors.

Source Capital, Inc.
Total Shares
Voted For:
Total Shares
Withheld:
J. Richard Atwood
6,253,160
351,448
Sandra Brown
6,255,103
351,448
Mark L. Lipson
6,259,412
351,448
Alfred E. Osborne, Jr.
6,114,135
351,448
A. Robert Pisano
6,249,712
351,448
Patrick B. Purcell
6,254,072
351,448
Allan M. Rudnick
6,265,804
351,448